Mail Stop 3561

December 15, 2008

Mr. Wang Zhigang
Chief Executive Officer
Shandong Zhouyuan Seed and Nursery Co., Ltd.
238 Jianxindong Street,
Laizhou, Shandong Province
People's Republic of China

      Re: **Shandong Zhouyuan Seed and Nursery Co., Ltd.**
            Form 10-KSB/A for Fiscal Year Ended December 31, 2007
            Filed September 8, 2008
            File No. 333-52472

Dear Mr. Zhigang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A2 for the Year Ended December 31, 2007 filed October 22, 2008

Financial Statements

General

1. We note you plan to amend your Form 10-KSB as a result of our comments. Please note SEC Release 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than

Form 10-KSB/A. Also refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X.

Notes to Financial Statements

Note 1, Organization and Operations, F-7

2. It appears from your response to our previous comment two in your correspondence dated November 11, 2008 that Zhouyuan is consolidated in accordance with FIN 46(R). Please revise to include the applicable disclosures required by paragraphs 23-26 of FIN 46(R) and remove all references to SFAS 141(R).

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 14

3. Please revise your filing to provide your proposed revision to Item 8A as provided in your correspondence dated November 11, 2008.

Exhibit 31

4. We note that the certification of Wang Zhigang is dated September 8, 2008 whereas your amended Form 10-KSB was filed October 22, 2008. Please revise to provide a currently dated certification for each officer with your amended Form 10-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services